Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-278527

July 29, 2024

8.250% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series C

Term Sheet

Issuer:	Valley National Bancorp (the “Company” or “Issuer”)

Security:	8.250% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”)

Size:	$150,000,000 (6,000,000 shares of Series C Preferred Stock) ($172,500,000 (6,900,000 shares) (if the option to purchase additional shares of Series C Preferred Stock is exercised in full))

Expected Ratings:	BB- by S&P Global Ratings; BBBL by DBRS; and BBB- by Kroll Bond Rating Agency

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date:	July 29, 2024

Settlement Date:*	August 5, 2024 (T + 5)

Liquidation Preference:	$25.00 per share of Series C Preferred Stock

Term:	Perpetual

Dividend Rate (Non-Cumulative):

From the date of original issue to, but excluding the First Reset Date, 8.250% per annum on the stated amount of $25.00 per share of Series C Preferred Stock.

From, and including, the First Reset Date, at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the preliminary prospectus supplement) as of the most recent dividend payment date (as defined in the preliminary prospectus supplement) plus 4.182%, on the stated amount of $25.00 per share of Series C Preferred Stock.

Dividend Payment Dates:	March 30, June 30, September 30, and December 30 of each year, commencing September 30, 2024

Optional Redemption:	At the Issuer’s option, (i) in whole or in part, from time to time, on September 30, 2029 and any subsequent dividend payment date or (ii) in whole but not in part at any time within 90 days after a regulatory capital treatment event (as defined in the preliminary prospectus supplement), in each case, at a redemption price equal to $25.00 per share of Series C Preferred Stock, plus any declared and unpaid dividends.

First Reset Date:	September 30, 2029

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

Reset Period:	The period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

Price to Public:	$25.00

Underwriters’ Commission:	1.00% of the price per share sold, for shares of Series C Preferred Stock sold to institutional investors and 3.15% of the price per share sold, for shares of Series C Preferred Stock sold to retail investors

Net Proceeds to Issuer (before expenses):	$145,729,187.50

Day Count Convention:	30/360

Business Day Convention:	New York

Listing:	Application will be made to list the shares of Series C Preferred Stock on the Nasdaq Global Select Market under the symbol “VLYPN.” If the application is approved, trading of the shares of Series C Preferred Stock on the Nasdaq Global Select Market is expected to commence within the 30-day period following the original issuance date of the shares of Series C Preferred Stock.

CUSIP/ISIN:	919794 404/US9197944047

Method of Settlement:	DTC

Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC Keefe, Bruyette & Woods, Inc.

*

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares of Series C Preferred Stock on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the shares of Series C Preferred Stock initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649; BofA Securities, Inc. toll free at 1-800-294-1322; J.P. Morgan Securities LLC toll free at 1-212-834-4533; UBS Securities LLC toll free at 1-888-827-7275; Wells Fargo Securities, LLC toll-free at 1-800-645-3751; or Keefe, Bruyette & Woods, Inc. toll free at 1-800-966-1559.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.